Filed pursuant to Rule 424(b)(3)
Registration No. 333-203415

SUPPLEMENT NO. 1

DATED NOVEMBER 14, 2016

TO THE PROSPECTUS DATED APRIL 15, 2015

OF BLUEROCK RESIDENTIAL GROWTH REIT, INC.

This Supplement No. 1 supplements, and should be read in conjunction with, the prospectus of Bluerock Residential Growth REIT, Inc. dated April 15, 2015.  Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 1 is to disclose the following:.

•	the termination of American Stock Transfer & Trust Company, LLC as administrator of our Dividend Reinvestment Plan and the appointment of Computershare Trust Company, N.A. (“Computershare”) as administrator of the Plan effective as of the date hereof; and

•	the adoption of an Amended and Restated Dividend Reinvestment Plan (the “Plan”) which amends and restates the original Dividend Reinvestment Plan in its entirety.

Change of DRIP Administrator

Effective November 14, 2016, we terminated American Stock Transfer & Trust Company, LLC (“AST”) as administrator of our Dividend Reinvestment Plan and appointed Computershare Trust Company, N.A. (“Computershare”) as administrator of the Plan.

Amendment and Restatement of Dividend Reinvestment Plan

Effective November 14, 2016, we have adopted the Amended and Restated Dividend Reinvestment Plan set forth below. The Amended and Restated Dividend Reinvestment Plan amends and restates the original Dividend Reinvestment Plan in its entirety. The Amended and Restated Dividend Reinvestment Plan is set forth below.

AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN

Description of the Plan

Who is eligible to participate in the Plan?

Existing shareholders of the Company are eligible to participate in the Plan. If you own shares of common stock that are registered in someone else's name (for example, a bank, broker, or trustee) and you want to participate in the Plan, you may be able to arrange for that person to handle the reinvestment of dividends. If not, your shares of common stock should be withdrawn from "street name" or other form of registration and should be registered in your own name. Alternatively, your broker or bank may offer a program that allows you to participate in a plan without having to withdraw your shares of common stock from "street name."

Who is the administrator of the Plan?

Computershare Trust Company, N.A. (the "Administrator") administers the Plan. Certain administrative support will be provided to the Administrator by its designated affiliates. If you have questions regarding the Plan, please write to the Administrator at the following address: Computershare, P.O. Box 30170, College Station, Texas 77842-3170 or call the Administrator at 1-866-574-5492. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 8:00 a.m. to 8:00 p.m., Eastern Time, Monday through Friday (except holidays). In addition, you may visit the Administrator's website at www.computershare.com/investor. At this website, you can enroll in the Plan, obtain information, and perform certain transactions on your Plan account via www.computershare.com/investor. See "Administration" for more information regarding www.computershare.com/investor and the administration of the Plan.

What are the benefits of the Plan?

•          The Plan provides you with the opportunity to automatically reinvest cash dividends paid on all or a portion of your shares of common stock (including shares of Class A common stock held in your Plan account), subject to a minimum reinvestment percentage of 10%, in additional shares of Class A common stock without payment of any fees or other charges to the extent shares of Class A common stock are purchased directly from us.

•          You may purchase fractional shares of Class A common stock under the Plan, which means you may fully reinvest all cash dividends. Dividends on fractional shares, as well as on whole shares, also can be reinvested in additional shares of Class A common stock which will be credited to your Plan account.

•          You will receive a transaction advice confirming the details of each transaction that you make and, you will receive a quarterly statement of your account.

What are the disadvantages of the Plan?

•          We will not pay you any interest on dividends held by the Administrator before the investment date.

•          The purchase price of shares of Class A common stock that you purchase under the Plan will not be determined until the applicable investment date. As a result, you will not know the actual price per share or number of shares of Class A common stock you will purchase until that date.

•         If you request the Administrator to sell shares of Class A common stock from your Plan account, the Administrator will deduct service fees and per share processing fees from the proceeds of the sale.

•         The dividends you reinvest under the Plan will generally be taxable to you to the extent of our earnings and profits and may give rise to a liability for the payment of income tax without providing you with the corresponding cash to pay the tax when due.

How does an existing shareholder participate in the Plan?

Enrollment is available on-line through www.computershare.com/investor. Alternatively, you may enroll by completing an enrollment form and mailing it to the Administrator. Your participation will begin promptly after your Plan enrollment is received. Once you enroll, your participation continues automatically for as long as you wish to participate in the Plan.

You may change your dividend reinvestment election at any time on-line through www.computershare.com/investor, by telephone or by notifying the Administrator in writing three or more business days prior to the payment date for that dividend to be paid out in cash. If your request is received less than three business days prior to a payment date, then your dividend reinvestment will be changed only for subsequent dividend payments. Except in unusual circumstances, the record date will be approximately 10 days in advance of the dividend payment date.

You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will remit any dividends to you by check or automatic deposit to a U.S. bank account that you designate.

As an existing shareholder, what are my investment options under the Plan?

Once enrolled in the Plan, you may elect to reinvest all or a portion of your dividends in additional shares of Class A common stock, subject to a minimum reinvestment percentage of 10%.

When are funds invested under the Plan?

The investment date for reinvested cash dividends will be the dividend payment date (generally, the fifth day of each month). In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days for reinvested cash dividends, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment. Shares will generally be purchased directly from the company. The company can direct the Administrator to purchase shares in the open market at the current market price.

Who pays the fees and other expenses?

We will pay all fees or other charges on shares of Class A common stock purchased through the Plan. You may be responsible for certain charges if you withdraw from the Plan

What are the federal income tax consequences of participating in the Plan?

The following is a summary of the federal income tax consequences of participation in the Plan as of the date of this prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, is for general information only and does not constitute tax advice. Therefore, we advise you to consult your tax and other advisors for information about your specific situation. This summary does not address the tax implications of your ownership of shares of the Class A common stock of a REIT, including the effect of distributions made in respect of such shares.

The information in this section is based on the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the Internal Revenue Service, or IRS, and court decisions, all as of the date hereof. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter in this prospectus.

Although the federal income tax treatment of dividend reinvestment plans is not entirely clear, it is expected that stockholders participating in the Plan will be treated for federal income tax purposes as having received, on the investment date, a distribution equal to the sum of: (i) the fair market value of any shares of Class A common stock purchased under the Plan; and (ii) any cash distributions actually received by the stockholder with respect to any Class A common stock not included in the Plan. The total amount of cash and other distributions will be reported to stockholders and to the IRS on the appropriate tax form shortly after the end of each year. The tax basis of shares of Class A common stock acquired under the Plan will be equal to the fair market value of the shares on the investment date plus any brokerage costs paid by the stockholder. A stockholder's holding period for Class A common stock acquired under the Plan generally will begin on the day after the date on which the Class A common stock is credited to the stockholder's account.

Our distributions to stockholders constitute dividends for federal income tax purposes up to the amount of our positive current and accumulated earnings and profits (as determined for federal income tax purposes) and, to that extent, will be taxable as ordinary income (except to the extent that we designate any portion of such dividend as either: (i) a "capital gain" dividend; or (ii) in the case of stockholders taxed at individual rates who satisfy certain holding period requirements, as "qualified dividend income" pursuant to applicable federal income tax rules). To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of a stockholder's adjusted tax basis in our Class A common stock and, to the extent in excess of the stockholder's basis, will be taxable as a gain realized from the sale of the stockholder's Class A common stock. Distributions to corporate stockholders, including amounts taxable as dividends to corporate stockholders, will generally not be eligible for the corporate dividends-received deduction.

You will not recognize gain or loss for federal income tax purposes upon your receipt of certificates for shares previously credited to your Plan account. However, you will generally recognize gain or loss when you sell or exchange shares received from the Plan or when a fractional share interest is liquidated. Such gain or loss will equal the difference between the amount that you receive for such fractional share interest or such shares and your tax basis in such fractional share interest or shares.

We or the Administrator may be required to deduct as "backup withholding" twenty-eight percent (28%) of all dividends paid to you, regardless of whether such dividends are reinvested pursuant to the Plan. Similarly, the Administrator may be required to deduct backup withholding from all proceeds from sales of Class A common stock held in your account. You are subject to backup withholding if: (i) you have failed properly to furnish us and the Administrator with your correct tax identification number, or TIN; (ii) the IRS or a broker notifies us or the Administrator that the TIN furnished by you is incorrect; (iii) the IRS or a broker notifies us or the Administrator that backup withholding should be commenced because you failed to properly report dividends paid to you; or (iv) when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding. Backup withholding amounts will be withheld from dividends before such dividends are reinvested under the Plan. Therefore, if you are subject to backup withholding, dividends to be reinvested under the Plan will be reduced by the backup withholding amount.

If you are a foreign stockholder, you need to provide the required federal income tax certifications to establish your status as a foreign stockholder so that the foregoing backup withholding does not apply to you. You also need to provide the required certification if you wish to claim the benefit of exemptions from federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. If you are a foreign stockholder whose dividends are subject to federal income tax withholding, the appropriate amount will be withheld and the balance in shares of Class A common stock will be credited to your account.

All costs of administering the Plan, except for costs related to your voluntary selling of common stock and other fees described below, will be paid by us. Consistent with the conclusion reached by the IRS in a private letter ruling issued to another REIT, we intend to take the position that these costs do not constitute a distribution which is either taxable to you or which would reduce your basis in your shares. However, since the private letter ruling was not issued to us, we have no legal right to rely on its conclusions. Thus, it is possible that the IRS might view your share of the costs as constituting a taxable dividend to you and/or a dividend which reduces the basis in your Class A common stock. For this or other reasons, we may in the future take a different position with respect to the costs of administering the Plan.

The foregoing is intended only as a general discussion of the current federal income tax consequences of participation in the Plan and may not be applicable to certain participants, such as tax-exempt entities. You should consult your tax and other professional advisors regarding the foreign, federal, state and local income tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the plan or the disposal of shares acquired pursuant to the Plan.

Purpose

The purpose of the Plan is to provide a convenient and economical way for our shareholders to invest all or a portion of their cash dividends in additional shares of Class A common stock, subject to a minimum reinvestment percentage of 10%.

Eligibility of Existing Shareholders

If you are a current holder of record of shares of common stock, you may participate in the Plan unless receipt of shares of Class A common stock through the Plan would cause you to exceed the 9.8% Ownership Limitation. Eligible shareholders may join the Plan by completing an enrollment form and delivering it to the Administrator. Alternatively, you may enroll in the Plan on-line through www.computershare.com/investor.

If you own shares of Class A common stock that are registered in someone else's name (for example, a bank, broker, or trustee) and you want to participate in the Plan, you may be able to arrange for that person to handle the reinvestment of dividends. If not, your shares of Class A common stock should be withdrawn from "street name" or other form of registration and should be registered in your own name. Alternatively, your broker or bank may offer a program that allows you to participate in a plan without having to withdraw your shares of Class A common stock from "street name."

If you are already a participant in the Plan, you need not take any further action in order to maintain your present participation.

Administration

Computershare Trust Company, N.A. (the "Administrator") administers the Plan. Certain administrative support will be provided to the Administrator by its designated affiliates.

You can enroll in the Plan, obtain information, and perform certain transactions on your Plan account on-line via Investor Center.

To visit the Administrator's website: www.computershare.com/investor

You can contact the shareholder relations department toll-free at: 1-866-574-5492 An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 8:00 a.m. to 8:00 p.m., Eastern Time, Monday through Friday (except holidays). You may write to the Administrator at the following address:

Computershare

P.O. Box 30170

College Station, TX 77842-3170

Please include a reference to Bluerock Residential Growth REIT in all correspondence.

Purchases and Pricing of Shares of Class A Common Stock

The purchase price for purchase of shares of Class A common stock in the open market or through privately negotiated transactions will be the weighted average of the actual prices paid for such shares of Class A common stock on the investment date or the next trading day if the investment date is not a trading day. Neither we nor any participant will have any authority or power to direct the date, time or price at which shares of Class A common stock may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

With respect to reinvested dividends, the market price for purchases of shares of Class A common stock directly from us will be equal to the average of the high and low reported sales prices of shares of Class A common stock on the NYSE MKT, or such other national securities exchange on which the Class A common stock is then listed, on the investment date or the next trading day if the investment date is not a trading day.

For reinvested cash dividends, the investment date will be the dividend payment date for the month. Dividend payment dates normally occur on the fifth day of each month. Your account will be credited with that number of shares of Class A common stock, including fractions computed to six decimal places, equal to the total amount to be invested by you divided by the applicable purchase price per share.

Except for certain charges incurred in connection with withdrawal from the Plan, there are no fees or other charges on shares of Class A common stock purchased through the Plan.

Participation

Any eligible shareholder may join the Plan by completing an enrollment form and returning it to the Administrator at the following address: Computershare Trust Company, N.A., P.O. Box 30170, College Station, Texas 77842-3170.

If the Administrator receives your enrollment form by the record date for the payment of the next dividend (approximately 10 days in advance of the dividend payment date), that dividend will be invested in additional shares of Class A common stock for your Plan account. If the enrollment form is received in the period after any dividend record date, that dividend will be paid by check or automatic deposit to a U.S. bank account that you designate and your initial dividend reinvestment will commence with the following dividend.

By enrolling in the Plan, you direct the Administrator to apply dividends to the purchase of additional shares of Class A common stock in accordance with the Plan's terms and conditions. Unless otherwise instructed, the Administrator will automatically reinvest all dividends declared on shares of Class A common stock held under the Plan. If you do not want the dividends paid on your shares of Class A common stock to be reinvested, you must provide notice to the Administrator. See "Administration" for information on how to contact the Administrator.

Cost

We will pay all fees, the annual cost of administration and, unless provided otherwise in the Plan, all other charges incurred in connection with the purchase of shares of Class A common stock acquired under the Plan, if any. Certain charges may be incurred by you if you withdraw from the Plan as described below. See "Withdrawal by Participant."

Date for Investment of Funds under the Plan

For reinvested cash dividends, the investment date will be the dividend payment date for the month. Dividend payment dates normally occur during the first week of the month. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the fund within 30 days for reinvested cash dividends, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

Number of Shares of Class A Common Stock to be Purchased for the Participant

The number of shares of Class A common stock, including fractional shares, purchased under the Plan will depend on the amount of your cash dividend, and the price of the shares of Class A common stock determined as provided above. Shares of Class A common stock purchased under the Plan, including fractional shares, will be credited to your account. Both whole and fractional shares will be purchased. Fractional shares will be computed to six decimal places.

The Company is registering 1,000,000 shares of Class A common stock for sale under the Plan. We cannot assure you there will be enough shares of Class A common stock to meet the requirements under the Plan. If we do not have a sufficient number of registered shares of Class A common stock to meet the Plan requirements during any month, the portion of any reinvested dividends received by the Administrator but not invested in shares of Class A common stock under the Plan will be returned to participants without interest.

There is no special limitation on the cumulative number of shares of Class A common stock that may be purchased under the Plan. However, purchases under the Plan are subject to the general restrictions contained in our charter that prohibit purchase of shares of Class A common stock that could disqualify us as a REIT.

Source of Shares of Class A Common Stock Purchased Under the Plan

Shares of Class A common stock purchased under the Plan will normally come from our authorized but unissued shares of Class A common stock. However, we reserve the right to instruct the Administrator to purchase shares of Class A common stock for you in the open market, rather than issue new shares of Class A common stock. Such market purchases may be made on any securities exchange where shares of Class A common stock are traded, in the over- the-counter market or in negotiated transactions, and may be on such terms as to price, delivery, and otherwise as the Administrator may determine. You will pay no fees or other charges on purchases under the Plan whether shares of Class A common stock are newly issued, issued from treasury or purchased in the open market.

Method for Changing Dividend Reinvestment Election

You may change your dividend reinvestment election at any time on-line through www.computershare.com/investor, by telephone or by notifying the Administrator in writing. See "Administration" for information on how to contact the Administrator. To be effective with respect to a particular dividend, any such change must be received by the Administrator three or more days prior to the payment date for that dividend.

Withdrawal by Participant

You may discontinue the reinvestment of your dividends at any time by providing written or telephone notice to the Administrator. Alternatively, you may change your dividend election on- line through www.computershare.com/investor. See "Administration" for information on how to contact the Administrator. If the Administrator receives your notice of withdrawal near the record date for a dividend payment, the Administrator, in its sole discretion, may either pay such dividend in cash or reinvest it in common shares on behalf of the discontinuing participant. If such dividend is reinvested, the Administrator may sell the shares purchased and remit the proceeds to the participant, less any applicable fees. However, all subsequent dividends will be paid out in cash on all balances. The Administrator will continue to hold your shares of Class A common stock unless you request a certificate for any full shares and a check for any fractional share, less a service fee of $15 and any per share fees, including commissions, currently $0.12 per share.

Generally, an eligible shareholder may again become a participant in the Plan. However, we reserve the right to reject the enrollment of a previous participant in the Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.

Sale of Shares of Class A Common Stock

You may request that the Administrator sell your shares of Class A common stock as described below. The market price of shares of Class A common stock may decline between the time you request to sell shares of Class A common stock and the actual time of sale. When selling shares directly through the plan, you have four choices when requesting a sale:

Market Order: A market order is a request to sell securities promptly at the current market price. Market order sales are only available at www.computershare.com/investor, through Investor Center, or by calling the Administrator directly at 1-866-574-5492. Market order sale requests received at www.computershare.com/investor, through Investor Center, or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m., Eastern Time). Any orders received outside of market hours will be submitted to the Administrator’s broker on the next day the market is open. Sales proceeds will equal the market price of the sale obtained by the Administrator’s broker, net of taxes and fees. The Administrator will use commercially reasonable efforts to honor requests by participants to cancel market orders placed outside of market hours. Depending on the number of shares being sold and current trading volume in the shares, a market order may only be partially filled or not filled at all on the trading day in which it is placed, in which case the order, or remainder of the order, as applicable, will be cancelled at the end of such day. To determine if your shares were sold, you should check your account online at www.computershare.com/investor or call the Administrator directly at 1-866-574-5492. If your market order sale was not filled and you still want the shares sold, you will need to re-enter the sale request. The price shall be the market price of the sale obtained by the Administrator’s broker, less a service and processing fee, currently $25.00 per trade plus $0.12 per share.

Day Limit Order: A day limit order is an order to sell securities when and if they reach a specific trading price on a specific day. The order is automatically cancelled if the price is not met by the end of that day (or, for orders placed after-market hours, the next day the market is open). Depending on the number of securities being sold and the current trading volume in the securities, such an order may only be partially filled, in which case the remainder of the order will be cancelled. The order may be cancelled by the applicable stock exchange, by the Administrator at its sole discretion or, if the Administrator’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling the Administrator directly at 1-866-574-5492. A service and processing fee be deducted from the sale proceeds, currently $25.00 per trade plus $0.12 per share.

Good-Til-Cancelled (GTC) Limit Order: A GTC limit order is an order to sell securities when and if the securities reach a specific trading price at any time while the order remains open (generally up to 30 days). Depending on the number of securities being sold and current trading volume in the securities, sales may be executed in multiple transactions and over more than one day. If an order remains open for more than one day during which the market is open, a separate fee will be charged for each such day. The order (or any unexecuted portion thereof) is automatically cancelled if the trading price is not met by the end of the order period. The order may be cancelled by the applicable stock exchange, by the Administrator at its sole discretion or, if the Administrator’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling the Administrator directly at 1-866-574-5492. A service and processing fee will be deducted from the sale proceeds, currently $25.00 per trade plus $0.12 per share.

Batch Order: A batch order is an accumulation of all sale requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. All sale requests received in writing will be submitted as batch order sales, unless such requests specify otherwise. Batch order sales may only be requested in writing. In every case of a batch order sale, the price shall be the weighted average sale price obtained by the Administrator’s broker, less a service and processing fee, currently $15.00 per trade plus $0.12 per share.

The Administrator may, under certain circumstances, require a transaction request to be submitted in writing. Please contact the Administrator to determine if there are any limitations applicable to your particular sale request.

Processing fees and other expenses of the sale, including any service charge, and any transfer tax, if applicable, will be deducted from the sale proceeds.

The price of Class A common stock may rise or fall during the period between requesting a sale and the actual sale. Instructions to the Administrator to sell shares are binding and may not be revoked.

As noted above, if you are selling your plan shares of Class A common stock, you should be aware that prices for Class A common stock may fall during the period between your request for sale, its receipt by the Administrator, and the ultimate sale of your shares on the open market. This risk is borne solely by you and should be carefully evaluated.

Alternatively, you may choose to sell your shares through a broker-dealer of your choice, in which case you will have to request that the Administrator either (a) electronically transfer your shares to your broker, or (b) issue the shares in certificate form for delivery to your broker before settlement of the sale. Please note that only whole shares can be transferred or issued in certificate form. If you choose to sell through a broker, all brokerage fees are your responsibility.

General

All per share processing fees described in "Sale of Shares of Class A Common Stock" include any brokerage commissions the Administrator is required to pay rounded up to the next full share. All sales requests processed over the telephone by a customer service representative entail an additional transaction fee of $15.00. Fees are deducted from the proceeds derived from the sale. The Administrator may, under certain circumstances, require a transaction request to be submitted in writing. Please contact the Administrator to determine if there are any limitations applicable to your particular sale request. The Administrator also reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares of Class A common stock for the Plan are sold, and no one, other than Administrator will select the broker(s) or dealer(s) through or from whom sales are to be made.

Share Certificates and Safekeeping

Shares of Class A common stock that you acquire under the Plan will be maintained in your Plan account in non-certificated form for safekeeping. Safekeeping protects your shares of Class A common stock against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your shares of Class A common stock. Only shares of Class A common stock held in safekeeping may be sold through the Plan.

Reports to Participants

Statements of your account activity will be sent to you after each transaction, which will simplify your record keeping. Each Plan account statement will show the amount invested, the purchase or sale price, the number of shares of Class A common stock purchased or sold and any applicable service fees, as well as any activity associated with share deposits or withdrawals. The statement will include specific cost basis information in accordance with applicable law. Please notify the Administrator promptly either in writing, by telephone or through the Internet if your address changes. In addition, you will receive copies of the same communications sent to all other holders of shares of Class A common stock, such as annual reports and proxy statements. You also will receive any U.S. Internal Revenue Service ("IRS") information returns, if required. Please retain all account statements for your records. The statements contain important tax and other information.

Responsibilities under the Plan

We, the Administrator and any agent will not be liable in administering the Plan for any act done in good faith, or for any omission to act in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon that participant's death prior to the receipt of notice in writing of such death. Nor are we, the Administrator or any agent liable for any act done or not done in good faith regarding the purchase or sale of shares or the prices at which the purchases or sales are done at. Since we have delegated all responsibility for administering the Plan to the Administrator, we specifically disclaim any responsibility for any of its actions or inactions in connection with the administration of the Plan.

You should recognize that neither we, the Administrator, nor any agent can assure you of a profit or protect you against a loss on shares of Class A common stock purchased under the Plan.

Interpretation and Regulation of the Plan

We reserve the right to interpret and regulate the Plan.

Suspension, Modification or Termination of the Plan

We reserve the right to suspend, modify or terminate the Plan at any time. Participants will be notified of any suspension, modification or termination of the Plan. Upon our termination of the Plan any whole book-entry shares owned will continue to be credited to a participant’s account until specifically requested otherwise. Any fractional share in your account will be remitted to you by check for the cash value of the fractional share based upon the then-current market price, less any applicable fees.

The Administrator may also terminate your Plan account if you do not own at least one whole common share. In the event that your Plan account is terminated for this reason, a check for the cash value of the fractional share based upon the then-current market price, less any applicable fees will be sent to you and your account will be closed.

Miscellaneous

Effect of Stock Dividend, Stock Split or Rights Offering. Any shares of Class A common stock we distribute as a stock dividend on shares of Class A common stock (including fractional shares) credited to your account under the Plan and on all other shares of Class A common stock held by you and registered in your own name, or upon any split of such shares of Class A common stock, will be credited to your account.

In a rights offering, rights applicable to shares of Class A common stock credited to your account under the Plan will be sold by the Administrator and the proceeds will be credited to your account under the Plan and applied to the purchase of shares of Class A common stock on the next investment date. If you want to exercise, transfer or sell any portion of the rights applicable to the shares of Class A common stock credited to your account under the Plan, you must request, at least two days prior to the record date for the issuance of any such rights, that shares of Class A common stock credited to your account be transferred from your account and registered in your name. Except in unusual circumstances, the record date will be approximately 10 days in advance of the dividend payment date. Transaction processing may be either curtailed or suspended until the completion of any stock dividend, stock split or corporate action.

Effect of Transfer of All Shares of Class A Common Stock in Participant's Name. If you dispose of all of shares of Class A common stock registered in your name, but do not give notice of withdrawal to the Administrator, the Administrator will continue to reinvest the cash dividends on any shares of Class A common stock held in your account under the Plan until the Administrator is otherwise notified. See "Withdrawal by Participant" for more information on how to withdraw from the Plan.

Voting of Participant’s Shares of Class A Common Stock Held under the Plan. The shares of Class A common stock credited to your account under the Plan will be voted in accordance with your instructions. If you are a participant in the Plan and are not a holder of record of shares of Class A common stock in your own name, you will be furnished with a form of proxy covering the shares of Class A common stock credited to your account under the Plan. If you are a participant in the Plan and are the holder of record of shares of Class A common stock in your own name, your proxy will be deemed to include shares of Class A common stock, if any, credited to your account under the Plan and the shares of Class A common stock held under the Plan will be voted in the same manner as the shares of Class A common stock registered in your own name. If a proxy is not returned, none of your shares of Class A common stock will be voted unless you vote in person. If you want to vote in person at a meeting of shareholders, a proxy for shares of Class A common stock credited to your account under the Plan may be obtained upon written request received by the Administrator at least 15 days before the meeting.

Pledging of Participant’s Shares of Class A Common Stock Held under the Plan. You may not pledge any shares of Class A common stock that you hold in your Plan account. Any pledge of shares of Class A common stock in a Plan account is null and void. If you wish to pledge shares of Class A common stock, you must first withdraw those shares of Class A common stock from the Plan and request the Administrator to send you certificates for those shares.